UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria; Tel: +43 (0)1 740 930

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On August 9, 2016, we furnished a Report on Form 6-K to the SEC that included our consolidated interim financial statements for the six months ended June 30, 2016 and 2015. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, but were not intended to comply with IAS 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board and therefore did not include full explanatory footnotes.   In addition, the financial results included in the Form 6-K were reported in US dollars following the Company’s determination in January 2016 that the Company’s functional currency was the US dollar.

We are furnishing our consolidated interim financial statements and related analysis of the financial results for the six months ended June 30, 2016 and 2015, which are attached as Exhibit 99.1 to this Report on Form 6-K, to include full explanatory footnotes in compliance with IAS 34, “Interim Financial Reporting” and to recast our financial statements and related analysis of the financial results in euros in compliance with Regulation S-X 3-20(e).  All of the other information contained in our consolidated interim financial statements attached hereto remains unchanged.

The information contained in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Colin Broom
Chief Executive Officer

Date: October 21, 2016

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Consolidated interim financial statements for the six months ended June 30, 2016 and 2015 and related analysis of the financial results

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